United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ..)

SUMMARY OF THE MINUTES OF AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, place and time:

August 2nd, 2007, at 6:00pm, via teleconference centralized at the Company's branch offices at Av. Brigadeiro Faria Lima nº 2.277, 3rd (part) and 4th floor, in the City of São Paulo - SP.

Quorum:

Responding to a formal invitation, the following Board members attended the meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Ernane Galvêas, João Carlos Chede, Raul Calfat, Álvaro Luis Veloso, Alexandre D'Ambrosio e Jorge Eduardo Martins Moraes. José Luiz Braga, General Counsel, acted as Secretary.

Summary of the Deliberations:

1.	Appointment of alternate Board member

1.1.	Considering the resignation of the alternate Board member Mr. Thomas de Mello e Souza, pursuant to Section 150, caput, of Law no 6,404/76 and Section 18 of the Company's By- laws, the Board decided to appoint Mr. ROSSANO MARANHÃO PINTO, Brazilian married, economist, bearer of the identity card nr. 318.879, issued by SSP/DF and CPF/MF nr.

151.467.401-78, domiciled in the City of São Paulo, at Av. Paulista nº 2.100, 23th floor as his successor to substitute for Board member Mr. ERNANE GALVÊAS.

1.2.	The meeting was adjourned so that the newly appointed alternate Board member could sign the documents necessary for him to take office. The meeting was then resumed and the alternate Board member took office. It was declared that the alternate Board member shall perform his duties until the next General Shareholders' Meeting of the Company, and shall be entitled to the same remuneration attributed to the Board member who resigned.

Closing:

The resolutions were decided with the unanimous approval of the Board members present. These Minutes were signed by those present. São Paulo, August 2nd, 2007. (Signatures) Carlos Alberto Vieira - Chairman; José Luiz Braga - Secretary; Haakon Lorentzen; Eliezer Batista da Silva; Luiz Aranha Corrêa do Lago; Ernane Galvêas; João Carlos Chede; Raul Calfat; Álvaro Luis Veloso; Alexandre D'Ambrosio; Jorge Eduardo Martins Moraes

This is a faithful representation of the original, contained in the corporate register. José Luiz Braga Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer